Exhibit 99-1
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              KOOR INDUSTRIES ANNOUNCES IT MAY RECOGNIZE GAINS UPON
                        COMPLETION OF VERAZ NETWORKS IPO

Tel Aviv, Israel - March 20 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company announced today that ECI Telecom ("ECI"), a company in which Koor currently holds approximately 28%, has issued the following announcement relating to its subsidiary, Veraz Networks Inc., and its proposed Initial Public Offering in the United States.

          " ECI Telecom Ltd. (NASDAQ: ECIL), a global provider of networking infrastructure equipment, announced today that it expects to record gains under U.S. generally accepted accounting principles of approximately $55 to $70 million as a result of the proposed initial public offering of Veraz Networks, Inc. ECI owns 40.1% (32.3% on a fully diluted basis) of the common stock of Veraz prior to the offering.

          On March 16, 2007, Veraz filed a preliminary prospectus with the Securities and Exchange Commission for the offering of 9,000,000 shares of common stock, including 2,250,000 shares held by ECI, at an estimated initial public offering price of between $10.00 and $12.00 per share.

          The gains will be determined based on the final initial public offering price of the shares, the possible exercise of the over-allotment option by the underwriters, as well as finalization of certain tax estimates. The estimated gains are expected to be recorded over the first, second and third quarters of 2007.

          There can be no assurance that the proposed initial public offering will be consummated within the proposed price range or at all. A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective."

Koor's share in ECI's gains in respect of this IPO is expected to be in the range of $15 to $20 million. Nevertheless, as mentioned in ECI's announcement, there can be no assurance that the proposed initial public offering will be consummated within the proposed price range or at all.


ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                               IR CONTACTS
Avital Lev, CPA, Investor Relations           Ehud Helft/Kenny Green
Koor Industries Ltd.                          GK Investor Relations
Tel:  972 3 607 - 5111                        Tel:  1 866 704 - 6710
Fax:  972 3 607 - 5110                        Fax:  972 3 607 - 4711
Avital.lev@koor.com                           ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.